CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATION
OF
SERIES D CONVERTIBLE PREFERRED STOCK
OF
MERRIMAN HOLDINGS, INC.

Merriman Holdings, Inc. a corporation organized and existing under and by virtue of the General Corporate law of the State of Delaware, DOES HEREBY CERTIFY;

I.           That the Board of Directors of the Corporation has duly adopted a resolution proposing and declaring advisable an Amendment to the Certificate of Designation of Series D Convertible Preferred Stock of the Corporation changing certain provisions of the Certificate of Designation as follows:

RESOLVED, that the Certificate of Designation of Series D Convertible Preferred Stock of Merriman Holdings, Inc. be amended effective immediately by deleting Section 5.(d)(vii) thereof and inserting the following Section 5.(d)(vii) in its place, so that, as amended, said Section shall be and be read as follows:

“5. (d) (vii) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.

(1)           General.           In the event the Company shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 5(d)(v)) without consideration or for consideration actually received per share less than the applicable Conversion Price specified for such shares of Series D Preferred Stock in effect on the date of and immediately prior to such issue, then, such Conversion Price shall be reduced, concurrently with such issue, to a price equal to the price at which such Additional Shares of Common are issued.  Notwithstanding the foregoing, the Conversion Price specified for such shares of Series D Preferred Stock shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

(2)           Debt Exchange.           In the event the Company shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 5(d)(v)) without consideration or for consideration actually received per share less than the applicable Conversion Price specified for such shares of Series D Preferred Stock in effect on the date of and immediately prior to such issue, at any time on or before December 31, 2011 in exchange for debt obligations of the Company, then, such Conversion Price shall be reduced, concurrently with such issue, to a price (after giving effect to any changes in the Conversion Ratio since issuance as provided in Section 6 hereof) equal to Two (2) times the price at which such Additional Shares of Common are issued.   Notwithstanding the foregoing, the Conversion Price specified for such shares of Series D Preferred Stock shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.”

RESOLVED FURTHER, that the Certificate of Designation of Series D Convertible Preferred Stock of Merriman Holdings, Inc. be amended effective immediately by deleting Section 2.(b) thereof and inserting the following Section 2.(b) in its place, so that, as amended, said Section shall be and be read as follows:

“(2)(b)           the holders of shares of Series D Preferred Stock shall be entitled to receive dividends from the date of issuance at the rate of six percent (6%) per annum based on the number of shares of Series D Preferred Stock then held on the last day of each calendar month, beginning on August 30, 2009 payable in preference and priority to any declaration or payment of any dividend or distribution on Common Stock of the Company in such calendar year.  No Distributions shall be made with respect to the Common Stock  or any other class of preferred stock until all accrued dividends on the Series D Preferred Stock have been paid or set aside for payment to the Series D Preferred Stock holders.  The Series D Preferred Stock dividend will be paid only when, if and as declared by the Board of Directors.  Such dividends shall accumulate and compound until paid.”

II.           That on November 8, 2011, the aforesaid amendments were duly adopted by written consent of the holders of the Series D Convertible Preferred Stock on accordance with the applicable provisions of Section 228 of the General Corporate Law of the State of Delaware and Section 8(e) of the Certificate of Designation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 8th day of November, 2011.

By:	/s/ D. Jonathan Merriman
D. Jonathan Merriman
Chief Executive Officer